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PROSPECTUS

     760,000 Shares

VALUECLICK, INC.

Common Stock

    In connection with our acquisition of Bach Systems, Inc., we issued 750,000 shares of our common stock and plan to issue an additional 10,000 shares of our common stock to the former stockholders of Bach Systems, Inc. This prospectus may be used by former stockholders of Bach Systems, Inc. to resell shares of our common stock issued to them in the Bach Systems, Inc. acquisition.

    The prices at which those stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

    Our common stock is quoted on the Nasdaq National Market under the symbol "VCLK." On July 5, 2001, the closing price of our common stock as reported on the Nasdaq National Market was $2.94.

    Investing in our common stock involves risks. See the sections entitled "Risk Factors" in the documents we file with the Securities and Exchange Commission that are incorporated by references in this prospectus for some of the risks and uncertainties that you should consider.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July 6, 2001.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at our web site at http://www.valueclick.com and at the Securities and Exchange Commission's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the time all of the securities offered by this prospectus are sold.

    1.
    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

    2.
    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

    3.
    Our Current Reports on Form 8-K filed on December 5, 2000 (as amended on Form 8-K/A filed on February 5, 2001), December 22, 2000 (as amended on Form 8-K/A filed on February 22, 2001) and July 3, 2001.

    4.
    The description of our common stock contained in our registration statement on Form 8-A12G (File No. 000-30135) filed on March 28, 2000, including any amendments or reports filed for the purpose of updating such description.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

      Investor Relations
      ValueClick, Inc.
      4360 Park Terrace Drive, Suite 100
      Westlake Village, California 91361
      (818) 575-4500

    You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this Prospectus.

THE COMPANY

    We are a leading provider of performance-based Internet advertising solutions. For marketers seeking measurable results, we strive to provide the highest return on their advertising investment through a combination of performance-based pricing, advanced targeting capabilities, rigorous network quality control and an integrated product line. Specifically, we provide online advertisers and publishers of Websites advertising models known as cost-per-click, cost-per-action and cost-per-lead, in which an advertiser only pays us, and we in turn only pay a publisher of a Web site, when an Internet user clicks on an advertiser's banner advertisement, performs a specific action, such as a software download, an online registration or other transactions or when an e-mail lead is generated.

    As one of the largest aggregators of advertising on small- to medium sized Web sites, we believe that we provide advertisers a cost-effective solution for purchasing advertising space from thousands of Web publishers through a single source. Our advertising network, which currently consists of over 30,000 Web sites worldwide and reaches approximately 36% of U.S.-based Internet users each month, grew approximately 183% during 2000. In order to join our network, member Web sites must satisfy our strict quality standards for content and traffic. In 2000, we served in excess of 42 billion Web advertisements and delivered over 138 million visitors to advertisers' Websites.

    Our executive offices are located at 4360 Park Terrace Drive, Suite 100, Westlake Village, CA 91361, and the telephone number at that address is: (818) 575-4500.

THE SELLING STOCKHOLDERS

    We, Bach Systems, Inc. ("Bach") and Bach Acquisition Corp., our wholly owned subsidiary, entered into an Agreement and Plan of Merger, dated as of November 17, 2000, pursuant to which shares of common stock of Bach were converted into the right to receive shares of our common stock, $0.001 par value. Pursuant to the merger agreement, we also entered into a Registration Rights Agreement, dated as of November 20, 2000, with the selling stockholders.

    The following table sets forth the number of shares beneficially owned by each of the selling stockholders. No estimate can be given as to the amount of our common stock that will be beneficially owned by the selling stockholders after completion of this offering because the selling stockholders may offer all, some or none of the shares of our common stock beneficially owned by them and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares.

    The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Name of Selling Stockholder	Number of Shares Beneficially Owned	Percent of Outstanding Shares	Number of Shares Registered For Sale Hereby
Scott Averbach	500,000	*	500,000
Joseph Averbach	250,000	*	250,000
Total	750,000		750,000
*
Represents beneficial ownership of less than one percent.

    Mr. Scott Averbach was Chief Executive Officer and a director of Bach, and as of November 20, 2000, became our President, OnResponse Network. Mr. Joseph Averbach was President, Treasurer, Secretary and a director of Bach, and as of November 20, 2000, became our Vice President, Operations—OnResponse Network. The business address of each of the selling stockholders is 1280 East Congress Avenue, West Palm Beach, Fl 33401.

    This registration statement also covers any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

PLAN OF DISTRIBUTION

    We are registering 750,000 shares of our common stock on behalf of the selling stockholders and an additional 10,000 shares of our common stock that may be issued to the selling stockholders. As used herein, "selling stockholders" includes the selling stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices, or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  •
  a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

  •
  privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

    The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the shares so pledged, pursuant to this prospectus.

    Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares.

    The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Exchange Act of 1934, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act of 1934 and the associated rules and regulations under the Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s);

  •
  the number of shares involved;

  •
  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  other facts material to the transaction.

    Pursuant to the registration rights agreement, we agreed to use commercially reasonable efforts to effect the registration of the shares in this offering and to permit the resale of such shares in accordance with the selling stockholders' intended method or methods. The registration rights agreement obligates us to pay all expenses incurred in connection with registration, including, without limitation, all listing fees, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for us and of our independent public accountants (including the expenses of

"cold comfort" letters required by or incident to such performance and compliance) and the reasonable fees and expenses of one counsel to the stockholders. However, each selling stockholder will bear and pay transfer taxes, underwriting fees and brokerage commissions (if any), applicable to the securities offered for its account in connection with any registrations, filings and qualifications made pursuant to the registration rights agreement. We agreed in the registration rights agreement to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

USE OF PROCEEDS

    We will not receive any of the proceeds from this offering. All of the net proceeds from this offering will be for the account of the selling stockholders.

DIVIDEND POLICY

    We have never paid cash dividends on our common stock. We currently anticipate retaining all available funds, if any, to finance internal growth and product development. Payment of dividends in the future will depend upon our earnings and financial condition and such other factors as our board of directors may consider or deem appropriate at the time.

LEGAL MATTERS

    The validity of the issuance of the shares in this offering will be passed upon for ValueClick, Inc. by Brobeck, Phleger & Harrison LLP, Los Angeles, California.

EXPERTS

    ValueClick, Inc.'s consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from ValueClick, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale of the offered shares shall, under any circumstances, create any implication that there has not been any change in the facts of the offered shares set forth in this prospectus or in the affairs of ValueClick, Inc. since the date of the prospectus.

760,000 Shares

VALUECLICK, INC.
Common Stock

PROSPECTUS

July 6, 2001

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TABLE OF CONTENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
THE COMPANY
THE SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
DIVIDEND POLICY
LEGAL MATTERS
EXPERTS